UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2021
or
[_]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MillerKnoll Retirement Plan
(formerly known as the Herman Miller, Inc. Profit Sharing and 401(k) Plan)
855 East Main Avenue
P.O. Box 302
Zeeland, MI 49464-0302
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MillerKnoll, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To Plan Participants and Members of the Profit Sharing and 401(k) Plan Investment Committee
MillerKnoll Retirement Plan, formerly known as the Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MillerKnoll Retirement Plan, formerly known as the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i- Schedules of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Grand Rapids, Michigan
June 29, 2022

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
Assets
Investments at fair value	$1,174,175,852	$1,068,266,135
Receivables:
Employee contributions	—	1,155,030
Employer contributions	3,669,149	13,472,896
Notes receivable from participants	7,833,167	8,398,395
Accrued investment income	344,841	371,549
Total receivables	11,847,157	23,397,870
Net assets available for benefits	$1,186,023,009	$1,091,664,005
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2021	December 31, 2020
Contributions:
Employee	$28,875,740	$26,036,423
Employer	25,497,474	20,792,457
Rollover	5,002,900	2,101,175
Total contributions	59,376,114	48,930,055

Investment income:
Dividend and interest income	23,796,192	37,549,670
Net appreciation in fair value of investments	107,471,198	105,309,658
Total investment income	131,267,390	142,859,328

Benefit payments	(95,289,333)	(124,428,729)
Administrative expenses	(998,226)	(869,824)
Net increase in net assets available for benefits	94,355,945	66,490,830

Net transfers into the plan	3,059	52,095,236

Net assets available for benefits:
Beginning of year	1,091,664,005	973,077,939
End of year	$1,186,023,009	$1,091,664,005
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

1. Summary of Significant Accounting and Reporting Policies
Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan ("the Plan") are presented on the accrual basis of accounting. Comparative information shall be disclosed in respect of the preceding period for all amounts reported in the financial statements.

Payment of Benefits
Benefit payments to participants are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts during the COVID-19 pandemic. The CARES Act contained several provisions that temporarily impacted 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan repayment deferral option. The Company incorporated these provisions into the Plan from April, 2020 through December, 2020.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair value of MillerKnoll, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trusts: The fair value of participant units held in the collective trust funds are based on their net asset values (NAV), as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Underlying investments of the S&P 500 Index Fund and S&P MidCap 400 Index Fund consist primarily of common stocks. Underlying investments of the Aggregate Bond Index Fund consist primarily of bonds. The Putnam Stable Value Fund invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions. The Harbor Capital Appreciation Fund invests primarily in equity securities, principally common and preferred stocks, of U.S. companies. The Vanguard Target Retirement Funds Vanguard Target Retirement Funds offer a diversified portfolio within a single fund that adjusts its underlying asset mix of stocks and bonds over time. The Fidelity Managed Income Portfolio Fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds and was no longer invested in as of December 31, 2021. The collective trust funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. There are no unfunded commitments with respect to these investments.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In addition, the COVID-19 pandemic is having, and will likely continue to have, significant effects on the global economy, global supply chains, businesses, and communities. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments, including the duration of the pandemic and the pace of economic recovery.

Concentration of Credit Risk
At December 31, 2021 and 2020, approximately 6% of the Plan’s assets were invested in MillerKnoll, Inc. common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. Adjustments related to changes in estimates are reflected in the Plan's Statement of Changes in Net Assets Available for Benefits in the period in which those estimates changed.

2. Plan Description
The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document or Summary Plan Description for more complete information.

Plan Sponsor
MillerKnoll, Inc. sponsors and administers the Plan for the benefit of any or all employees of MillerKnoll, Inc. and its participating affiliates ("the Company" or "employer"). Effective November 1, 2021, Herman Miller, Inc. changed its name to MillerKnoll, Inc., which followed its acquisition of Knoll, Inc. on July 19, 2021.

Trustee
Under a trust agreement with the Plan administrator, Vanguard Fiduciary Trust Company ("Vanguard") is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Participation Requirements
Eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18. However, contingent employees, including seasonal, temporary, intern, and co-op student employees, qualify to participate on the next January 1 or July 1 after attaining age 21 and completing one year of service.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the discretionary employer contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, discretionary employer contributions become 50% vested after one year of service, and 100% vested after two years of service. Discretionary employer contributions include the employer core contributions and any profit sharing contributions that are referenced in the Employer Matching and Core Contributions section below. Participants are fully vested upon reaching age 65, or termination of employment due to death or disability.

Forfeiture
Participants forfeit the non-vested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated non-vested participant accounts may be used at the Company's discretion as outlined in the plan, to pay Plan administrative expenses or reduce employer contributions. The amounts of unallocated forfeitures at December 31, 2021 and 2020 were $137,101 and $28,686 respectively.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s compensation as determined by the Plan. The Plan provides participants with the option to make pre-tax contributions and Roth post-tax contributions.

New employees are automatically enrolled to the Plan after 30 days of employment to contribute 3% of their compensation, unless they affirmatively elect not to participate or to participate at a different level. In addition, unless they elect differently, participant's contributions automatically increase by 1% each plan year. The automatic increase will stop when the participant's contributions reach 8% of their compensation.

Employer Matching and Core Contributions
The Company contributes to the Plan as matching contributions a certain percentage of the participant’s salary deferral, subject to certain limitations defined in the Plan document. The Company has different matching formulas for the various subsidiaries in the Plan and the matching contribution formula for each employee group is determined on a year-by-year basis.

All participants who are employed during the contribution period are eligible for the core contribution, if any is made. The core contribution is a percentage of eligible compensation received during the contribution period. The employer may make the core contributions from time to time during or after the plan year, as determined by the employer, or may elect not to make the contribution for a contribution period.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. The pandemic created significant uncertainty in the global economy. In response, the Company announced a number of temporary cost reduction actions in April 2020, which included the immediate suspension of employer matching and core contributions. Participants were able to continue to make salary deferral contributions to the Plan. On February 28, 2021, employer matching and core contributions to the Plan were reinstated.

On March 22, 2021, the Company announced that a contribution would be made to the Plan to cover all suspended employer contributions that were foregone from the beginning of June 2020 through the end of February 2021, when the employer contributions were reinstated. This included both employer matching and core contributions. On April 16, 2021, this contribution was made to the Plan. The Plan accrued for those contributions related to the 2020 plan year in the amount of $13,472,896 as an Employer Contribution Receivable on the Statement of Net Assets Available for Benefit.

Investment Options
Participants have the ability to direct the investment of their salary deferral and employer matching and core contributions into any or all of the investment options offered by the Plan, which currently include the Company’s common stock, various mutual funds and collective trusts.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Upon retirement, termination, death or disability, a participant or beneficiary may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the Company’s common stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the Company, subject to certain restrictions defined in the Plan document.

Notes Receivable From Participants
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50% of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed 5 years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50% of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the Trustee.

Administrative Expenses
Plan fees are shared by Plan participants and the Company. Record keeping fees for the Plan are paid by plan participants. Participants are charged an investment management fee as a percentage of their balance in each fund held in their account. This percentage does not cover the full cost of administration. Therefore, the Company pays the balance of the expenses not paid by the participants. Investment management fees are charged to the Plan as a reduction of investment return and are reflected in the investment income reported by the Plan.

Plan Termination
The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

Plan Merger
Effective June 1, 2020, $11,577,995 of net assets of the Design Within Reach Retirement and Savings Plan were merged into the Plan. Effective October 1, 2020, $40,517,241 of net assets of the Maharam Retirement and Savings Plan were merged into the Plan. Each covered employee who was eligible to participate in these plans immediately prior to the respective merger date is eligible to participate in the Plan.

Recent Accounting Pronouncements
The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to the Plan's operations. As of December 31, 2021, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

3. Fair Value Measurements
The Company follows ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•	Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
MillerKnoll, Inc. common stock	$72,076,391	$—	$—	$72,076,391
Mutual funds	336,293,553	—	—	336,293,553
Other investments measured at NAV(a)				765,805,907.82
Total investments at fair value	$408,369,944	$—	$—	$1,174,175,852

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
MillerKnoll, Inc. common stock	$66,977,914	$—	$—	$66,977,914
Mutual funds	774,403,054	—	—	774,403,054
Other investments measured at NAV(a)				226,885,167
Total investments at fair value	$841,380,968	$—	$—	$1,068,266,135

(a) In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

4. Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of mutual funds managed by the Trustee and shares of common stock of the Company. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2021 and 2020, the Plan recorded income related to dividends from shares of Company common stock of $1,390,063 and $840,333, respectively. As of December 31, 2021 and 2020, the Plan owned 1,839,152 and 1,981,595 shares of Company common stock, respectively. Notes receivable from participants are also considered party-in interest transactions.

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 30, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if it has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Subsequent Events
Subsequent events have been evaluated by management through June 29, 2022, the date these financial statements were available to be issued. Additionally, the Plan name changed to the MillerKnoll Retirement Plan, effective January 1, 2022. The Plan was restated effective January 1, 2022, on a nonstandardized plan document provided by Varnum LLP.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	MillerKnoll, Inc.	Common Stock (1,839,152 shares)	a	$72,076,391

	Mutual funds
*	Vanguard	Wellington Fund	a	46,953,324
*	Vanguard	Small Cap Growth Index Fund	a	52,367,514
	Delaware	Small Cap Value Fund	a	39,344,796
	American Funds	EuroPacific Growth Fund	a	62,037,722
	Dodge & Cox	Total Income Fund	a	65,113,619
	Calvert	U.S. Large Cap Core Responsible Index Fund	a	18,140,018
	T Rowe Price	Emerging Market Stock	a	5,802,417
	BlackRock	Black Rock Equity Dividend Fund I Class	a	46,534,143
				336,293,553
	Collective trust funds
	Harbor Funds	Harbor Capital Appreciation Fund	a	169,650,460
*	Vanguard	Retirement Income Trust II	a	7,190,365
*	Vanguard	Retirement 2015 Trust II	a	2,245,270
*	Vanguard	Retirement 2020 Trust II	a	19,800,482
*	Vanguard	Retirement 2025 Trust II	a	59,424,071
*	Vanguard	Retirement 2030 Trust II	a	54,361,461
*	Vanguard	Retirement 2035 Trust II	a	60,704,287
*	Vanguard	Retirement 2040 Trust II	a	40,428,018
*	Vanguard	Retirement 2045 Trust II	a	33,929,044
*	Vanguard	Retirement 2050 Trust II	a	30,097,828
*	Vanguard	Retirement 2055 Trust II	a	21,134,159
*	Vanguard	Retirement 2060 Trust II	a	11,375,437
*	Vanguard	Retirement 2065 Trust II	a	1,539,895
	Putnam Fiduciary Trust Company	Stable Value Fund	a	100,691,628
	Northern Trust Global Investments	S&P 500 Index Fund	a	89,847,065
	Northern Trust Global Investments	S&P MidCap 400 Index Fund	a	17,565,066
	Northern Trust Global Investments	Aggregate Bond Index Fund	a	45,821,372
				765,805,908

*	Participant loans	Notes Receivable From Participants (interest rates from 4.25% to 10.50%) maturing at various dates through October of 2031.		7,833,167
				$1,182,009,019
*	Represents party in interest.
a	Investment is participant directed, therefore, historical cost information is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2022	MILLERKNOLL, INC. /s/ Jacqueline H. Rice Jacqueline H. Rice Executive Vice President and General Counsel

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number    Document
23 (a)        Consent of Independent Registered Public Accounting Firm